Ex.28(d)(3)

Amended and Restated

Appendix B

to the

Amended and Restated Investment Advisory Agreement

Effective as of April 5, 2019

The Adviser is entitled to receive, on a monthly basis, an investment advisory fee as follows:

Fund	Annual Fee Rate (expressed as a Fund percentage of net assets)
State Street Small Cap Emerging Markets Equity Fund	1.15%
State Street Small/Mid Cap Equity Index Fund	0.03%
State Street Small/Mid Cap Equity Index Portfolio	0.00%
State Street International Developed Equity Index Fund	0.11%
State Street Emerging Markets Equity Index Fund	0.14%
State Street Ultra Short Term Bond Fund	0.25%
State Street Ultra Short Term Bond Portfolio	0.00%
State Street International Value Spotlight Fund	0.75%

As consideration for the Adviser’s services to the State Street Defensive Global Equity Fund (formerly, State Street Disciplined Global Equity Fund), the Adviser shall receive from the Fund a fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentage of the Fund’s average daily net assets during the month, less the proportional amount of the advisory fee of an investment company the shares of which are the only investment security held by the Fund.

State Street Defensive Global Equity Fund	0.75%

This Appendix B is hereby amended and restated effective as of the 5th day of April 2019.

Attest:		STATE STREET INSTITUTIONAL INVESTMENT TRUST

By:	/s/ Caroline Feeney	By:	/s/ Bruce Rosenberg
		Name:	Bruce Rosenberg
		Title:	Treasurer

Attest:		SSGA FUNDS MANAGEMENT, INC.

By:	/s/ Caroline Feeney	By:	/s/ Ellen M. Needham
		Name:	Ellen M. Needham
		Title:	President

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